EXHIBIT 23.0
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Consent of Independent Certified Public Accountants

The Board of Directors
Willow Grove Bancorp, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-70131) on Form S-8 of Willow Grove Bancorp, Inc. of our report dated July 23, 1999, except as to note 18, which is as of July 27, 1999, relating to the consolidated statements of financial condition of Willow Grove Bancorp, Inc. and subsidiary as of June 30, 1999 and 1998, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 1999, which report appears in the June 30, 1999 annual report on Form 10-K of Willow Grove Bancorp, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
September 24, 1999